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            May 28, 2020

       David F. Morris
       Executive Vice President and Chief Financial Officer
       Aegion Corporation
       17988 Edison Avenue
       Chesterfield, Missouri 63005-1195

                                                        Re: Aegion Corporation
                                                            Form 10-K filed
March 2, 2020
                                                            File No. 001-35328

       Dear Mr. Morris:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Real Estate & Construction